As filed with the Securities and Exchange Commission on February 28, 2017.

Registration No. 333-216105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE TRADE DESK, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7370	27-1887399
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

42 N. Chestnut Street

Ventura, California 93001

(805) 585-3434

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeff T. Green

Chief Executive Officer

The Trade Desk, Inc.

42 N. Chestnut Street

Ventura, California 93001

(805) 585-3434

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Alex Voxman Steven B. Stokdyk Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Michael Nordtvedt Damien Weiss Megan Baier Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  333-216105

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-216105) of the Trade Desk, Inc. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to add an exhibit to the previously effective Registration Statement by removing the previously filed Exhibit 5.1 and replacing it with Exhibit 5.1 filed herewith in order to reflect an increase in the number of shares of Class A common stock covered by the legal opinion of Latham & Watkins LLP. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part II Item 16(a) of the Registration Statement on Form S-1 setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d), this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Ventura, California, on the 28th day of February, 2017.

THE TRADE DESK, INC.

By:	/s/ PAUL E. ROSS
Paul E. Ross
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeff T. Green	Chief Executive Officer, Director (principal executive officer)	February 28, 2017

/s/ PAUL E. ROSS Paul E. Ross	Chief Financial Officer (principal financial officer and principal accounting officer)	February 28, 2017

* Robert D. Perdue	Chief Operating Officer, Director	February 28, 2017

* Roger Ehrenberg	Director	February 28, 2017

* Kathryn E. Falberg	Director	February 28, 2017

* Eric B. Paley	Director	February 28, 2017

* Juan N. Villalonga	Director	February 28, 2017

* David B. Wells	Director	February 28, 2017

*By:	/s/ PAUL E. ROSS
Paul E. Ross
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Filing Date	Number
1.1	Form of Underwriting Agreement	S-1/A	2/21/2017	1.1

3.1	Amended and Restated Certificate of Incorporation.	S-1/A	9/6/2016	3.2

3.2	Amended and Restated Bylaws.	S-1	8/22/2016	3.4

4.1	Reference is made to Exhibits 3.1 and 3.2

4.2	Form of Class A Common Stock Certificate.	S-1/A	9/6/2016	4.2

5.1	Opinion of Latham & Watkins LLP.					X

10.1	Second Amended and Restated Investor Rights Agreement dated as of February 9, 2016, by and among The Trade Desk, Inc. and the investors listed therein.	S-1/A	9/6/2016	10.1

10.2	Loan and Security Agreement, dated as of March 30, 2016, among The Trade Desk, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent.	S-1/A	9/6/2016	10.2

10.3(a)+	The Trade Desk, Inc. 2010 Stock Plan.	S-1/A	9/6/2016	10.5	(a)

10.3(b)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2010 Stock Plan.	S-1/A	9/6/2016	10.5	(b)

10.3(c)+	Exercise Notice under The Trade Desk, Inc. 2010 Stock Plan.	S-1/A	9/6/2016	10.5	(c)

10.4(a)+	The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-1/A	9/6/2016	10.6	(a)

10.4(b)+	First Amendment to The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-8	9/22/2016	99.2

10.4(c)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-1/A	9/6/2016	10.6	(b)

10.4(d)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2015 Equity Incentive Plan (with accelerated vesting).	S-1/A	9/6/2016	10.6	(c)

10.4(e)+	Exercise Notice under The Trade Desk, Inc. 2015 Equity Incentive Plan.	S-1/A	9/6/2016	10.6	(d)

10.5(a)+	The Trade Desk, Inc. 2016 Incentive Award Plan.	S-1	8/22/2016	10.7	(a)

10.5(b)+	Form of Stock Option Agreement under The Trade Desk, Inc. 2016 Equity Incentive Plan.	S-1	8/22/2016	10.7	(b)

10.6+	The Trade Desk, Inc. 2016 Employee Stock Purchase Plan.	S-8	9/22/2016	99.5

10.7+	Form of Indemnification Agreement.	S-1	8/22/2016	10.8

10.8+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Jeff T. Green.	S-1/A	9/6/2016	10.9

10.9+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and David R. Pickles.	S-1/A	9/6/2016	10.10

10.10+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Paul E. Ross.	S-1/A	9/6/2016	10.11

10.11+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Robert D. Perdue.	S-1/A	9/6/2016	10.12

10.12+	Employment Agreement, dated as of January 28, 2016, between The Trade Desk, Inc. and Brian J. Stempeck.	S-1/A	9/6/2016	10.13

21.1	List of Subsidiaries of the Registrant.	S-1	2/16/2017	21.1

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	S-1/A	2/21/2017	23.1

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).				X

24.1	Power of Attorney	S-1	2/16/2017	24.1

101.ins	XBRL Instance Document	S-1	2/16/2017	101.ins

101.sch	XBRL Taxonomy Schema Linkbase Document	S-1	2/16/2017	101.sch

101.cal	XBRL Taxonomy Calculation Linkbase Document	S-1	2/16/2017	101.cal

101.def	XBRL Taxonomy Definition Linkbase Document	S-1	2/16/2017	101.def

101.lab	XBRL Taxonomy Label Linkbase Document	S-1	2/16/2017	101.lab

101.pre	XBRL Taxonomy Presentation Linkbase Document	S-1	2/16/2017	101.pre

+	Indicates a management contract or compensatory plan or arrangement.

(1)

The information in this exhibit is furnished and deemed not filed with the Securities and Exchange Commission for purposes of section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is not to be incorporated by reference into any filing of The Trade Desk, Inc. under the Securities Act of 1933, as amended, of the Securities Act, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.